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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

CANADIAN SOLAR INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

136635109

(CUSIP Number)

December 11, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136635109

Person 1
1.	(a) Names of Reporting Persons. SAM Sustainable Asset Management AG
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 2,121,550

6. Shared Voting Power 0

7. Sole Dispositive Power 2,121,550

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,121,550

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.97%

12.	Type of Reporting Person (See Instructions)

OO

Item 1.
(a)	Name of Issuer CANADIAN SOLAR INC.
(b)	Address of Issuer's Principal Executive Offices
675 Cochrane Drive East Tower 6th Floor Markham, ON L3R 0B8 Canada
Item 2.
(a)	Name of Person Filing SAM Sustainable Asset Management AG
(b)	Address of Principal Business Office or, if none, Residence Josefstrasee 218, 8005 Zurich
(c)	Citizenship Switzerland
(d)	Title of Class of Securities COMMON
(e)	CUSIP Number 136635109

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);.
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).If filing as a non-U.S. institution in accordance with 240.13d-1(b)(ii)(J), please specify the type of institution:
If this statement is filed pursuant to Rule 13d-1(c) check this box: [ X ]

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,121,550
(b)	Percent of class: 4.97%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,121,550
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,121,550
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
SAM Sustainable Asset Management AG is filing this Schedule 13G in its capacity as investment adviser with discretionary authority with respect to various advisory clients. No individual advisory client is known to have beneficial ownership of 5% of the outstanding shares of Canadian Solar Inc.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group
N/A
Item 9.	Notice of Dissolution of Group
N/A
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2009
Date
/s/ Christin Forstinger
Signature
Christin Forstinger Head Legal & Compliance
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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